CONFORMED COPY
                                18 February 1998





                          THE PRESS ASSOCIATION LIMITED

                                       and

                              NPA NOMINEES LIMITED

                                       and

                  AAP INFORMATION SERVICES PROPRIETARY LIMITED

                                       and

                      NEW ZEALAND PRESS ASSOCIATION LIMITED

                                       and

                     REUTERS FOUNDERS SHARE COMPANY LIMITED

                                       and

                                REUTERS GROUP PLC




                             DEED OF MUTUAL COVENANT

        This DEED OF MUTUAL COVENANT is made the 18 day of February 1998
   BETWEEN:

  (1) THE PRESS ASSOCIATION LIMITED (No. 4197) (the "PRESS ASSOCIATION"), a company incorporated in England whose registered office is at 85 Fleet Street EC4P 4BE;

  (2) NPA NOMINEES LIMITED (No. 1781639 ("NPA NOMINEES"), a company incorporated in England whose registered office is at 34 Southwark Bridge Road, London SE1 9EU;

  (3) AAP INFORMATION SERVICES PROPRIETARY LIMITED ("AAP SERVICES"), a company incorporated in the state of Victoria, Australia whose registered office is at 351 Collins Street, Melbourne, Victoria, Australia;

  (4) NEW ZEALAND PRESS ASSOCIATION LIMITED ("NEW ZEALAND PRESS ASSOCIATION"), a company incorporated in New Zealand whose registered office is at Newspaper House, 93 Boulcott Street, PO Box 1599, Wellington,
        New Zealand;

  (5) REUTERS FOUNDERS SHARE COMPANY LIMITED (No. 1812511) (the "FOUNDERS SHARE COMPANY"), a company incorporated in England whose registered office is at 85 Fleet Street, London EC4P 4AJ; and

  (6) REUTERS GROUP PLC (No. 329675) ("REUTERS GROUP"), a company incorporated in England whose registered office is at 85 Fleet Street, London EC4P 4AJ on its own behalf and on behalf of Reuters Holdings Plc.

  WHEREAS:

(A) By an Agreement called an "Agreement of Trust" dated 9 July 1953 (as subsequently amended) and made between the Press Association, The Newspaper Proprietors Association Limited (now called The Newspaper Publishers Association Limited), Australian Associated Press and the New Zealand Press Association (the "1953 AGREEMENT"), the parties thereto agreed (as the holders of all the stock of Reuters Limited then in issue) to comply with the principles set out in it in respect of their holdings of stock in Reuters Limited.

(B) The parties (in (A) above) entered into a deed of mutual covenant dated 9 May 1984 following the reconstruction of Reuters Limited and the acquisition of the whole of its issued voting share capital by Reuters Holdings in order to record the terms on which they agreed to ensure that the Reuter Trust Principles (as defined in this Agreement) were complied with and the terms upon which the `A' Shares (as defined in that Deed) in Reuters Holdings were to be held.

(C) The Founders Share Company is a company limited by guarantee not having a share capital whose objects as amended by special resolution passed on 18 December 1997 include holding the Founders Share (as defined in this Deed) and entering into the 1984 Deed of Mutual Covenant (and all subsequent alterations of, additions to or substitutions for it).

(D) The deed of mutual covenant (in (B) above) was subsequently amended by a Supplemental Deed dated 31 January 1989 (the "FIRST SUPPLEMENTAL DEED"); by a Supplemental Deed 31 March 1989 (the "SECOND SUPPLEMENTAL DEED"); by a Supplemental Deed dated 26 October 1989 (the "THIRD SUPPLEMENTAL DEED"); by a Supplemental Deed dated 26 April 1984 (the "FOURTH SUPPLEMENTAL DEED"); and by a Supplemental Deed dated 18 July 1985 (the "FIFTH SUPPLEMENTAL DEED") (together the "1984 DEED OF MUTUAL COVENANT").

(E) The parties have agreed to enter into this Deed as part of the re-organisation of Reuters Holdings whereby the issued voting share capital of Reuters Holdings will be cancelled through a scheme of arrangement (the "SCHEME") under Section 425 of the Companies Act 1985 (as amended) (the "ACT"). In return for the cancellation of such shares, cash and shares in Reuters Group will be issued to the shareholders of Reuters Holdings and the current arrangements in connection with the Founders Share held by the Founders Share Company will be replicated in the Articles of Association of Reuters Group and in this Deed.

(F) The amendments made by the First, Second, Third, Fourth and Fifth Supplemental Deeds will be consolidated in this Deed.

  NOW THIS Deed WITNESSES as follows:

     1.     INTERPRETATION

    1.1     In this Deed, the Reuter Trust Principles mean:-

            (a) that Reuters shall at no time pass into the hands of any one interest, group or faction;

            (b) that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

            (c) that Reuters shall supply unbiased and reliable news service to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

            (d) that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

            (e) that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

    1.2 In this Deed (including in the Recitals), the following words and expressions have the meanings set out opposite them unless the context otherwise requires:-

            THE ASSOCIATIONS means the Press Association, NPA Nominees, AAP Services and New Zealand Press Association

            CHANGE OF CONTROL means a change or changes (whether as a result of a single action or event or a series of actions or events) whereby the ability to control the board of directors of an Association (including the ability to control, appoint or remove a majority of such directors) is acquired by or becomes vested in persons other than the present members of that Association and their respective Affiliates for the time being

            DISTRESS NOTICE means a notice of the occurrence of a Relevant Event given pursuant to Clause 5.5, 5.6 or 5.7 by (or on behalf of) one of the Associations or by the Founders Share Company in respect of any of them

            FORM OF UNDERTAKING means a Deed in the form set out in the Appendix to this Deed

            FOUNDERS SHARE means the Founders Share of #1 of Reuters Group

            THE FOUNDERS SHARE COMPANY'S ARTICLES means the Articles of Association of the Founders Share Company, as altered from time to time

            THE FOUNDERS SHARE COMPANY BANK ACCOUNT means a bank account in the name of "Reuters Founders Share Company Limited" with a United Kingdom clearing bank nominated by the Founders Share Company from time to time

            FUNDAMENTAL CHANGE means a change or changes (whether as a result of a single action or event or a series of actions or events) whereby NPA or a Newspaper Association ceases to be an entity whose principal business (for this purpose disregarding any shares in Reuters Group owned by that person) concerns the representation of the interests of and/or the provision of news agency services to the national and/or regional and/or provincial newspaper publishing industries in the United Kingdom and Ireland, in Australia or in New Zealand (as the case may be)

            NEWSPAPER ASSOCIATION means one of the Three Newspaper Associations

            NOMINATION COMMITTEE means the committee which, in accordance with the Founders Share Company's Articles, is responsible for nominating Reuter Trustees for appointment

            NPA means The Newspaper Publishers' Association Limited

            THE OFFICE means the registered office of Reuters Group from time to time

            THE OPERATIVE DATE means the date on which this Deed takes effect in accordance with the provisions of Clause 2

            REUTER TRUSTEES means the persons who are members and directors of the Founders Share Company from time to time

            REUTERS means Reuters Group and every subsidiary of Reuters Group from time to time supplying news services

            REUTERS HOLDINGS means Reuters Holdings PLC

            REUTERS GROUP'S ARTICLES means the Articles of Association of Reuters Group, as altered from time to time

            THE THREE NEWSPAPER ASSOCIATIONS means the Press Association, AAP Services and New Zealand Press Association

            WHOLLY OWNED SUBSIDIARY means a wholly owned subsidiary within the meaning of section 736 of the Companies Act 1985.

   1.3     In this Deed, the expression "Relevant Event" means:-

           (a) in relation to each of the companies referred to in this Clause 1.3:-

                    (i) the appointment of a receiver in respect of all or a substantial part of its assets; or

                    (ii)      the making of an order by a
                              court of competent jurisdiction for the compulsory winding-up of the company;

           (b)      in relation to the Press Association:-

                    (i)       a Change of Control; or

                    (ii)      a Fundamental Change;

           (c)      in relation to NPA, a Fundamental Change;

           (d)      in relation to AAP Services:-

                    (i)       a Change of Control;

                    (ii)      a Fundamental Change; or

           (e)      in relation to New Zealand Press Association:-

                    (i)       a Change of Control; or

                    (ii)      a Fundamental Change.

   1.4 In this Deed, bodies corporate shall be taken to be Affiliates of one another if:-

           (a)      one is a wholly owned subsidiary of the other; or

           (b) they are both wholly owned subsidiaries of a third body corporate.

   1.5 Words or expressions used in this Deed in the masculine gender and/or singular form include these words or expressions in the feminine or neuter gender and plural form (as the case may be), and in each case vice versa.

   1.6     In this Deed, words denoting persons include bodies corporate.

   1.7 Neither the table of contents of nor the headings in this Deed affect its interpretation.

   1.8 Unless otherwise indicated, references to Clauses and the Appendix in this Deed are references to Clauses and the Appendix of this Deed.

   1.9 In this Deed, any reference to any statute or statutory provision (other than section 736 of the Companies Act 1985) shall be construed as including a reference to any statutory modification or re-enactment thereof from time to time in force.

  1.10 No provision of this Deed shall be construed as having the effect of preventing any of the parties from engaging in any trade or business in competition with Reuters Group or any subsidiary thereof or with any of the other parties hereto or of imposing any obligation on any of the parties to take, buy or accept or otherwise acquire the goods or services of any of the parties or of any of its subsidiaries.

  1.11 The written consent of the Founders Share Company shall be deemed to have been given for any of the purposes of this Deed if, and only if, a certificate signed on behalf of the Founders Share Company by not less than two of the Reuter Trustees shall have been received at the Office confirming that a resolution giving the consent in question has been duly passed at a meeting of the Reuter Trustees (in their capacity as directors of the Founders Share Company) or by written resolution of the Reuter Trustees (in their capacity as directors of the Founders Share Company) pursuant to Regulation 37 of the Founders Share Company's Articles.

  1.12 References in this Deed to Regulation numbers of Reuters Group's Articles and of the Founders Share Company's Articles are to the Regulations bearing that number at the date of this Deed.

     2     OPERATIVE DATE

           The provisions of this Deed shall take effect at such time as the Scheme becomes effective (the "OPERATIVE DATE"). The Scheme will become effective as soon as an office copy of the order of the High Court in England and Wales sanctioning the Scheme under Section 425 of the Act and confirming under Section 137 of the Act the reduction of capital provided for by the Scheme shall have been delivered to the Registrar of Companies in England and Wales for registration and, in the case of the confirmation of the reduction of capital, registered by him.

     3     TERMINATION OF PRIOR AGREEMENTS

           On the Operative Date the 1984 Deed of Mutual Covenant shall automatically terminate and be of no further effect save for any obligations of Reuters Holdings under Paragraph 5 of Part II of the Second Schedule to the Second Supplemental Deed ("Indemnities and Administrative Services") arising prior to the Operative Date.


     4     REUTER TRUST PRINCIPLES

   4.1 Each of the Associations, being resolved to safeguard the principles, the character and the reputation of Reuters, severally covenants with the other Associations severally and with the Founders Share Company and Reuters Group severally to use its best endeavours (subject as provided in Clauses 1.10, 4.3 and 4.4) to ensure that the Reuter Trust Principles are complied with.

   4.2 Each of the Founders Share Company and Reuters Group severally covenants with each of the Associations severally to use its best endeavours (subject as provided in Clause 4.4) to ensure that the Reuter Trust Principles are complied with.

   4.3 The obligations of each of the Associations under Clause 4.1 shall be deemed to have been satisfied by the proper discharge by each of the Associations of their respective obligations under Clause 5 in order to ensure (in so far as by the proper exercise of such rights and the proper discharge of such obligations each such party is respectively able to do so without incurring any expenditure or pecuniary liability) that the Reuter Trust Principles are complied with.

   4.4 No party to this Deed shall be obliged by the provisions of this Clause4 to purchase or subscribe or otherwise to acquire, or to sell, transfer or otherwise dispose of, or deal in any manner in shares or other securities of Reuters Group or to refrain from doing any such thing.

     5     APPOINTMENT OF REUTER TRUSTEES

   5.1 Each of the Three Newspaper Associations severally covenants with each other of the Three Newspaper Associations severally and with NPA Nominees, the Founders Share Company and Reuters Group severally to exercise its respective rights under the Founders Share Company's Articles to appoint one person to be a member of the Nomination Committee from time to time.

   5.2 Subject to the provisions of Clause 5.9, NPA Nominees covenants with each of the Three Newspaper Associations severally and with the Founders Share Company and Reuters Group severally to exercise its right under the Founders Share Company's Articles to appoint one person to be a member of the Nomination Committee from time to time in accordance with the directions in writing of NPA.

   5.3 The Founders Share Company covenants with each of the Three Newspaper Associations severally and with NPA Nominees and Reuters Group severally that no person shall be admitted to membership of the Founders Share Company unless he shall first have executed and delivered a Form of Undertaking.

   5.4 The Founders Share Company covenants with each of the Three Newspaper Associations severally and with NPA Nominees that, subject to the provisions of Clause 5.8, every person duly nominated and approved as a Reuter Trustee in accordance with the Founders Share Company's Articles and the provisions of this Deed shall be admitted to membership and become a director of the Founders Share Company forthwith upon execution under seal and delivery by such person of a Form of Undertaking.

   5.5 Each of the Three Newspaper Associations severally covenants with each other of the Three Newspaper Associations severally and with NPA Nominees, the Founders Share Company and Reuters Group severally that it will give a Distress Notice forthwith to each of them if a Relevant Event shall occur in respect of it.

   5.6 Subject to the provisions of Clause 5.9, NPA Nominees covenants with each of the Three Newspaper Associations severally and with the Founders Share Company and Reuters Group severally that it will give a Distress Notice forthwith to each of them if NPA directs it in writing so to do by reason of a Relevant Event having occurred in respect of NPA.

   5.7 The Founders Share Company shall, if it has by resolution of the Reuter Trustees in accordance with Regulation 30(i) of the Founders Share Company's Articles so resolved, give a Distress Notice to each of the Three Newspaper Associations, NPA Nominees and Reuters Group that a Relevant Event has occurred in respect of one of the Newspaper Associations.

   5.8 If a Distress Notice is duly given by one of the Three Newspaper Associations, or by the Founders Share Company in respect of any of the Three Newspaper Associations then if the Distress Notice is given by (or by the Founders Share Company in respect of) any of the Three Newspaper Associations the obligations of that Newspaper Association under Clause 5.1 shall cease.

   5.9     If:-
                    (a) NPA shall fail (for whatever reason) to give a direction in writing to NPA Nominees with respect to the appointment of a person to the Nomination Committee; or

                    (b) a Distress Notice is duly given by NPA Nominees, or by the Founders Share Company, in respect of NPA:

         then:-
                    (i) the provisions of Clause 5.2 and Clause 5.6 shall
                        forthwith cease to have effect; and

                   (ii) the provisions of Clause 5.10 shall forthwith take
                        effect.

   5.10 Subject to the provisions of Clause 5.9, NPA Nominees covenants with each of the Three Newspaper Associations severally and with the Founders Share Company and Reuters Group severally to exercise its rights under the Founders Share Company's Articles to appoint one person to be a member of the Nomination Committee from time to time.

   5.11 The giving of a Distress Notice by any of the Associations, or by the Founders Share Company in respect of any of them, shall not prejudice any right or remedy of any party to this Deed against such person.


      6     ADDITIONAL COVENANTS WITH THE FOUNDERS SHARE COMPANY

    6.1 Reuters Group covenants with the Founders Share Company that its Board of Directors and the respective Boards of Directors of its wholly owned subsidiaries will in the performance of their respective functions have due regard to the Reuter Trust Principles and to the rights and duties of the Reuter Trustees set out in the Founders Share Company's Articles in so far as by the proper exercise of their respective powers by such Boards of Directors and in accordance with the other duties of directors those principles are capable of being observed by such Boards of Directors.

    6.2 Reuters Group covenants with the Founders Share Company that it will forthwith give to the Founders Share Company full particulars of every inscription made in its registers of interests in shares and their associated indexes (if any) kept in accordance with section 211 of the Companies Act 1985 and Regulation F.15 of Reuters Group's Articles and that it will forthwith upon request by the Founders Share Company give to the Founders Share Company a copy or copies of such registers and/or indexes or any part or parts thereof.

    6.3 Each of the Associations severally covenants, and Reuters Group covenants, with the Founders Share Company that it will give notice to the Founders Share Company of any single action or event or series of actions or events which become known to it and which, in the opinion of such Association or of Reuters Group, as the case may be, would or might result in a breach of the Reuter Trust Principles.


      7     INDEMNITIES AND ADMINSTRATIVE SERVICES

    7.1 Reuters Group covenants with the Founders Share Company (both for the benefit of the Founders Share Company and as trustee for the Reuter Trustees from time to time) that Reuters Group will pay into the Founders Share Company Bank Account on demand all such sums of money as the Founders Share Company shall from time to time certify are required by it:-

           (a) to indemnify the Reuter Trustees in respect of their travelling, hotel and other reasonable expenses incurred in attending and returning from all meetings of the Reuter Trustees as directors and members of the Founders Share Company and in carrying on the functions of the Founders Share Company, including (but without limitation) the exercise of the rights, powers and duties exercisable by the Founders Share Company and by the Reuter Trustees;

           (b) to indemnify the Founders Share Company in respect of all disbursements, fees and expenses which have been incurred or paid or will or may become liable to be incurred by it including in particular (but without limitation) all expenses incurred in enforcing the Reuter Trust Principles and any other provisions contained in this Deed and in carrying out the objects of the Founders Share Company, whether by judicial proceedings or otherwise;

           (c) to indemnify the Founders Share Company in respect of the fee payable to the Chairman of the Reuter Trustees, with effect from 1 January 1993, at the rate of twenty thousand pounds per annum, accruing from day to day in accordance with the Articles of Association of the Founders Share Company;

           (d) to comply with all statutory requirements from time to time in force (and whether arising under taxation statutes or statutes relating to companies or otherwise) and applicable to the Founders Share Company; and

           (e) to permit the Founders Share Company to maintain in the Founders Share Company Bank Account a credit balance of approximately ten thousand pounds to enable the Founders Share Company to discharge any such fees, costs and expenses as are referred to in this Clause 7.

    7.2 Reuters Group covenants with the Founders Share Company to pay on demand the cost of (or at the option of the Founders Share Company procure the provision without cost to the Founders Share Company of) all company secretarial services and other ancillary administrative services which the Founders Share Company may from time to time request.

    7.3 Reuters Group shall be entitled to pay any sum due under this Clause 7 (other than any sum due pursuant to Clause 7.1(e)) into the Founders Share Company Bank Account on terms that any sum so paid and which shall not within 30 days of being so paid have been utilised for the certified purpose shall forthwith on request in writing from Reuters Group be refunded to Reuters Group.

    7.4 The obligations of Reuters Group to make any payment into the Founders Share Company Bank Account under this Clause7 shall not be affected by, nor shall the amount of any such payment be reduced on account of, any contractual or common law right of set-off, or any amount counter-claimed by Reuters Group in respect of any sum owing, or alleged to be owing, from the Founders Share Company to Reuters Group.

      8    VARIATION AND TERMINATION

    8.1 Subject to the provisions of this Clause 8, the provisions of this Deed may be varied at any time by a supplemental deed between such of the parties as are required to consent to such variation by this Clause 8.

    8.2 No variation may be made to this Deed without the written consent of each of the Associations and the Founders Share Company.

    8.3 No variation may be made to this Deed which would extend or increase the obligations or liabilities of any party to this Deed without written consent of that party.

    8.4 This Deed may be terminated at any time with the written consent of each of the Associations and the Founders Share Company.


      9    CHANGES IN PARTIES

    9.1 Each of the parties to this Deed severally covenants with each of the Associations and the Founders Share Company severally that it will not assign or sub-contract any of its rights or sub-contract the performance of any of its obligations under this Deed (except the performance of administrative duties).

     10    RELATIONSHIP OF THE PARTIES

           Save as expressly provided in relation to Reuters Group in Clause 12.4, this Deed shall not constitute any party hereto the agent of any other party, nor shall it constitute a partnership between any of the parties.

     11    NOTICES

   11.1 Any notice or other communication under this Deed shall be in writing and in English.

   11.2 Any such notice or other communication may be given by letter delivered, or sent postage prepaid by first class post, to the recipient at its address stated herein. Any such notice or other communication may be given by telex or facsimile transmission to the recipient, but any such notice or other communication so given shall promptly be confirmed by letter.

   11.3 The address of any party to this Deed may be changed by notice given to each person who at the date of the giving of such notice is a party to this Deed.

   11.4 Any notice or other communication delivered to the recipient shall be deemed to have been received on delivery. Any notice or other communication sent by first class post shall be deemed to have been received forty-eight hours after being put in the post if sent within the United Kingdom and seven days after being put in the post if sent to or from an address outside the United Kingdom. Any notice or other communication sent by telex or facsimile transmission shall be deemed to have been received twenty-four hours after despatch.


     12    GOVERNING LAW AND JURISDICTION

   12.1 This Deed shall be governed by and construed in accordance with the laws of England.

   12.2 Each of the parties to this Deed irrevocably submits to the non-exclusive jurisdiction of the English courts and waives any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum or any similar grounds.

   12.3 The provisions of Clause 12.2 shall not affect the right of any party to this Deed to take proceedings in any other jurisdiction in which jurisdiction can be founded.

   12.4 Each of the parties to this Deed not having its registered office in the United Kingdom irrevocably appoints Reuters Group as its agent for service of process in any proceedings brought before any English court. Reuters Group irrevocably accepts such appointment. The provisions of this Clause 12.4 shall not affect the right to serve process in any manner permitted by law.

           IN WITNESS whereof this Deed has been executed by the parties on the date first above written.


SIGNED by
THE PRESS ASSOCIATION
LIMITED acting by:
H J Roche
------------------------                                  H J ROCHE
Director                                                  R B SIMPSON
R B Simpson
------------------------
Director

THE COMMON SEAL of
NPA NOMINEES LIMITED was
hereunto affixed in the presence
of:
Sir Frank Rogers
------------------------                                  FRANK ROGERS
Director                                                  S ORAM
S Oram
------------------------
Director

THE COMMON SEAL of
AAP INFORMATION
SERVICES PROPRIETARY
LIMITED was hereunto affixed in
the presence
of:
L C Casey
------------------------                                  L C CASEY
Director                                                  P J ROBSON
P J Robson
------------------------
Director/Secretary

J Maasland as attorney for
NEW ZEALAND PRESS
ASSOCIATION LIMITED                                       J MAASLAND

THE COMMON SEAL of
REUTERS FOUNDERS SHARE
COMPANY LIMITED was
hereunto affixed in the presence
of:
Lord Browne-Wilkinson
------------------------
Director
Sir Frank Harris                                          BROWNE-WILKINSON
------------------------                                  FRANK HARRIS
Director



SIGNED by
REUTERS GROUP PLC
acting by:
R O Rowley
------------------------                                  R O ROWLEY
Director                                                  SIMON A YENCKEN
Simon A Yencken
------------------------
Director

                                  THE APPENDIX

                               Form of Undertaking

   TO:       Reuters Founders Share Company Limited
             Reuters Group Plc
             The Press Association Limited
             NPA Nominees Limited (on behalf of the
             Newspapers Publishers Association Limited)
             AAP Information Services Proprietary Limited
             New Zealand Press Association Limited

   I,

   of

   HEREBY UNDERTAKE that upon my becoming a Reuter Trustee (as defined in the Articles of Association of Reuters Founders Share Company Limited) and so long as I shall be a Reuter Trustee I shall exercise all the voting and other rights and powers vested in me as a Reuter Trustee to secure that:-

   (a) the Reuter Trust Principles (as defined in the Memorandum of Association of Reuters Founders Share Company Limited) are generally observed by Reuters Group PLC and every subsidiary for the time being of Reuters Group PLC and by Reuters Founders Share Company Limited;

   (b) every person duly nominated to be a Reuter Trustee in accordance with the Articles of Association of Reuters Founders Share Company Limited shall forthwith be admitted to membership of Reuters Founders Share Company Limited; and

   (c) the provisions of the Articles of Association of Reuters Founders Share Company Limited relating to the nomination and admission of persons to be Reuter Trustees shall not be amended without your prior written consent.



   IN WITNESS whereof I have hereunto set my hand this            day of       .



   SIGNED AS A DEED AND DELIVERED
   by the above named
   in the presence of:-

   Witness

   Address

   Occupation

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